Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

Conference Call to Be Held at 7:00 A.M. U.S. Eastern Time on February 21, 2025

Guangzhou, China, February 21, 2025 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter and full year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Highlights

•

Total net revenues for the fourth quarter of 2024 were RMB33.2 billion (US$4.6 billion), compared with RMB34.7 billion in the prior year period. Total net revenues for the full year of 2024 were RMB108.4 billion (US$14.9 billion), compared with RMB112.9 billion in the prior year.

•

GMV[1] for the fourth quarter of 2024 was RMB66.2 billion, compared with RMB66.4 billion in the prior year period. GMV for the full year of 2024 increased by 0.6% year over year to RMB209.3 billion from RMB208.0 billion in the prior year.

•

Gross profit for the fourth quarter of 2024 was RMB7.6 billion (US$1.0 billion), compared with RMB8.2 billion in the prior year period. Gross profit for the full year of 2024 was RMB25.5 billion (US$3.5 billion), compared with RMB25.7 billion in the prior year.

•

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2024 was RMB2.4 billion (US$335.2 million), compared with RMB3.0 billion in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2024 was RMB7.7 billion (US$1.1 billion), compared with RMB8.1 billion in the prior year.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the fourth quarter of 2024 was RMB3.0 billion (US$407.4 million), compared with RMB3.2 billion in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2024 was RMB9.0 billion (US$1.2 billion), compared with RMB9.5 billion in the prior year.

•

The number of active customers[3] for the fourth quarter of 2024 was 45.7 million, compared with 48.5 million in the prior year period. The number of active customers for the full year of 2024 was 84.7 million, compared with 87.4 million in the prior year.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period. Beginning in the fourth quarter of 2023, the Company updated its definition of “active customers” to exclude registered members who make their purchases from the Company’s online stores operated at third-party platforms.

•

Total orders[4] for the fourth quarter of 2024 were 217.5 million, compared with 234.3 million in the prior year period. Total orders for the full year of 2024 were 757.5 million, compared with 812.3 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We delivered results well above our expectations in the fourth quarter, concluding a challenging year. Apparel categories achieved positive growth for both the quarter and full year, as we built upon our merchandising strength to introduce more unique, off-price seasonal offerings that met consumer needs. This helped our total GMV surpass RMB200 billion again in 2024. Super VIPs demonstrated strong momentum with double digit growth and more resilient spending, as they continued to respond to our differentiated value proposition. With the continuity of our strategy, and increased agility and flexibility in our business, we are better positioned going into 2025 and remain confident in our long-term growth trajectory.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We are pleased to have achieved a better balance in our business in the fourth quarter after we reallocated resources to maximize growth while maintaining solid profitability. We believe the swift and disciplined actions taken within our organization have put us on the right track toward returning to sustainable and profitable growth in the foreseeable future. Meanwhile, reflecting our strong profitability and free cash flow, we are committed to consistently delivering value for our shareholders through both share repurchase and cash dividend in 2025.”

Fourth Quarter 2024 Financial Results

REVENUES

Total net revenues for the fourth quarter of 2024 were RMB33.2 billion (US$4.6 billion), compared with RMB34.7 billion in the prior year period.

GROSS PROFIT

Gross profit for the fourth quarter of 2024 was RMB7.6 billion (US$1.0 billion), compared with RMB8.2 billion in the prior year period. Gross margin for the fourth quarter of 2024 was 23.0%, compared with 23.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2024 were RMB5.1 billion (US$694.0 million), compared with RMB4.9 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2024 was 15.2%, compared with 14.0% in the prior year period.

•

Fulfillment expenses for the fourth quarter of 2024 decreased by 2.5% year over year to RMB2.46 billion (US$337.2 million) from RMB2.53 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2024 was 7.4%, compared with 7.3% in the prior year period.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

•

Marketing expenses for the fourth quarter of 2024 increased by 10.3% year over year to RMB930.3 million (US$127.5 million) from RMB843.2 million in the prior year period. As a percentage of total net revenues, marketing expenses for the fourth quarter of 2024 was 2.8%, compared with 2.4% in the prior year period.

•

Technology and content expenses for the fourth quarter of 2024 decreased by 5.5% year over year to RMB469.2 million (US$64.3 million) from RMB496.4 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the fourth quarter of 2024 was 1.4%, which stayed flat as compared with that in the prior year period.

•

General and administrative expenses for the fourth quarter of 2024 increased by 20.0% year over year to RMB1.2 billion (US$165.1 million) from RMB1.0 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2024 was 3.6%, compared with 2.9% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2024 was RMB2.9 billion (US$390.6 million), compared with RMB3.7 billion in the prior year period. Operating margin for the fourth quarter of 2024 was 8.6%, compared with 10.6% in the prior year period.

Non-GAAP income from operations5 for the fourth quarter of 2024, which excluded share-based compensation expenses, was RMB3.4 billion (US$464.5 million), compared with RMB4.0 billion in the prior year period. Non-GAAP operating margin6 for the fourth quarter of 2024 was 10.2%, compared with 11.4% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2024 was RMB2.4 billion (US$335.2 million), compared with RMB3.0 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2024 was 7.4%, compared with 8.5% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the fourth quarter of 2024 was RMB4.69 (US$0.64), compared with RMB5.35 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2024, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB3.0 billion (US$407.4 million), compared with RMB3.2 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the fourth quarter of 2024 was 9.0%, compared with 9.2% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the fourth quarter of 2024 was RMB5.70 (US$0.78), compared with RMB5.79 in the prior year period.

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2024, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 521,501,399.

BALANCE SHEET AND CASH FLOW

As of December 31, 2024, the Company had cash and cash equivalents and restricted cash of RMB27.0 billion (US$3.7 billion) and short term investments of RMB1.9 billion (US$256.6 million).

For the quarter ended December 31, 2024, net cash generated from operating activities was RMB8.9 billion (US$1.2 billion), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Dec 31, 2023 RMB’000	Dec 31, 2024 RMB’000	Dec 31, 2024 US$’000
Net cash generated from operating activities	8,696,378	8,893,726	1,218,435
Reconciling items:
Net impact from internet financing activities[11]	53,725	107,166	14,682
Capital expenditures	(1,398,506)	(588,841)	(80,671)

Free cash inflow	7,351,597	8,412,051	1,152,446

Full Year 2024 Financial Results

Total net revenues for the full year of 2024 were RMB108.4 billion (US$14.9 billion), compared with RMB112.9 billion in the prior year.

Gross profit for the full year of 2024 was RMB25.5 billion (US$3.5 billion), compared with RMB25.7 billion in the prior year. Gross margin for the full year of 2024 increased to 23.5% from 22.8% in the prior year.

Income from operations for the full year of 2024 increased by 0.8% year over year to RMB9.2 billion (US$1.3 billion) from RMB9.1 billion in the prior year. Operating margin for the full year increased to 8.5% from 8.1% in the prior year.

Non-GAAP income from operations for the full year of 2024, which excluded share-based compensation expenses, increased by 0.9% year over year to RMB10.7 billion (US$1.5 billion) from RMB10.6 billion in the prior year. Non-GAAP operating margin for the full year of 2024 increased to 9.9% from 9.4% in the prior year.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Net income attributable to Vipshop’s shareholders for the full year of 2024 was RMB7.7 billion (US$1.1 billion), compared with RMB8.1 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2024 was 7.1%, compared with 7.2% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2024 was RMB14.35 (US$1.97), compared with RMB14.42 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2024, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB9.0 billion (US$1.2 billion), compared with RMB9.5 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2024 was 8.3%, compared with 8.4% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2024 was RMB16.75 (US$2.29), compared with RMB16.90 in the prior year.

For the full year of 2024, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 539,279,030.

For the full year of 2024, net cash generated from operating activities was RMB9.1 billion (US$1.3 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended

	Dec 31, 2023 RMB’000	Dec 31, 2024 RMB’000	Dec 31, 2024 US$’000
Net cash generated from operating activities	14,414,513	9,128,983	1,250,666
Reconciling items:
Net impact from internet financing activities	104,964	55,593	7,616
Capital expenditures	(5,230,737)	(3,562,586)	(488,072)

Free cash inflow	9,288,740	5,621,990	770,210

Share Repurchase Program

During the quarter ended December 31, 2024, the Company repurchased US$43.3 million of its ADSs under its US$1.0 billion share repurchase program adopted in March 2023. As of the date of this earnings release, the Company has fully utilized the remaining authorized amount of this program. The Company plans to continue share repurchases under its US$1.0 billion share repurchase program announced in August 2024, which will be effective until February 2027.

Declaration of 2024 Dividend

The Company’s board of directors has approved and declared an annual cash dividend for fiscal year 2024 in the amount of US$2.40 per ordinary share, or US$0.48 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 11, 2025. The payment date is expected to be on April 25, 2025. Holders of the Company’s ADSs will receive the cash dividends through the depositary, Deutsche Bank Trust Company Americas, subject to the terms of the deposit agreement.

Business Outlook

For the first quarter of 2025, the Company expects its total net revenues to be between RMB26.3 billion and RMB27.6 billion, representing a year-over-year decrease of approximately 5% to 0%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate on December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, or at any other rate.

Conference Call Information

The Company will hold a conference call on Friday, February 21, 2025 at 7:00 am U.S. Eastern Time, 8:00 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI94d605c9b9f44cd984fd6a1dd0f5a6b3

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/4brks6io. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	32,435,188	30,889,540	4,231,850	105,613,485	100,734,550	13,800,577
Other revenues (1)	2,239,288	2,334,302	319,798	7,242,535	7,686,282	1,053,016

Total net revenues	34,674,476	33,223,842	4,551,648	112,856,020	108,420,832	14,853,593

Cost of revenues	(26,441,622)	(25,596,304)	(3,506,679)	(87,135,128)	(82,951,178)	(11,364,265)

Gross profit	8,232,854	7,627,538	1,044,969	25,720,892	25,469,654	3,489,328

Operating expenses:
Fulfillment expenses (2)	(2,525,204)	(2,460,984)	(337,153)	(8,262,004)	(8,346,864)	(1,143,516)
Marketing expenses	(843,208)	(930,293)	(127,450)	(3,242,215)	(2,979,654)	(408,211)
Technology and content expenses	(496,442)	(469,223)	(64,283)	(1,767,530)	(1,892,434)	(259,262)
General and administrative expenses	(1,004,539)	(1,205,101)	(165,098)	(4,146,568)	(3,992,657)	(546,992)

Total operating expenses	(4,869,393)	(5,065,601)	(693,984)	(17,418,317)	(17,211,609)	(2,357,981)

Other operating income	304,818	289,291	39,633	801,560	915,208	125,383

Income from operations	3,668,279	2,851,228	390,618	9,104,135	9,173,253	1,256,730

Investment (loss) gain and revaluation of investments	(4,449)	72,649	9,953	(18,054)	148,170	20,299
Impairment loss of investments	0	(3,000)	(411)	(19,105)	(61,246)	(8,391)
Interest expense	(14,770)	(17,560)	(2,406)	(22,932)	(57,676)	(7,902)
Interest income	208,913	227,427	31,157	780,292	809,792	110,941
Exchange gain (loss)	(78,151)	138,633	18,993	162,666	(24,813)	(3,399)

Income before income tax expense and share of income (loss) of equity method investees	3,779,822	3,269,377	447,904	9,987,002	9,987,480	1,368,278
Income tax expenses	(771,969)	(816,363)	(111,841)	(1,866,004)	(2,315,515)	(317,224)
Share of income (loss) of equity method investees	(25,236)	32,799	4,493	80,301	166,980	22,876

Net income	2,982,617	2,485,813	340,556	8,201,299	7,838,945	1,073,930

Net income attributable to non-controlling interests	(30,470)	(39,134)	(5,361)	(84,675)	(99,010)	(13,564)

Net income attributable to Vipshop’s shareholders	2,952,147	2,446,679	335,195	8,116,624	7,739,935	1,060,366

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,441,659	102,688,899	102,688,899	110,695,778	106,074,914	106,074,914
—Diluted	110,380,505	104,300,280	104,300,280	112,552,398	107,855,806	107,855,806
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	27.22	23.83	3.26	73.32	72.97	10.00
Net income attributable to Vipshop’s shareholders—Diluted	26.75	23.46	3.21	72.11	71.76	9.83
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	5.44	4.77	0.65	14.66	14.59	2.00
Net income attributable to Vipshop’s shareholders—Diluted	5.35	4.69	0.64	14.42	14.35	1.97

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.8 billion and RMB 1.8 billion in the three month periods ended December 31, 2023 and December 31, 2024, respectively.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 5.8 billion and RMB 5.9 billion in the twelve month periods ended December 31, 2023 and December 31, 2024, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	18,586	22,747	3,116	77,926	84,079	11,519
Marketing expenses	7,683	8,295	1,136	33,379	31,215	4,276
Technology and content expenses	86,591	97,919	13,415	330,197	382,308	52,376
General and administrative expenses	171,805	410,126	56,187	1,068,304	1,040,138	142,498

Total	284,665	539,087	73,855	1,509,806	1,537,740	210,669

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,414,729	26,352,161	3,610,231
Restricted cash	882,637	602,342	82,521
Short term investments	1,983,201	1,872,756	256,567
Accounts receivable, net	778,767	915,158	125,376
Amounts due from related parties, net	553,502	548,145	75,096
Other receivables and prepayments, net	2,298,612	2,473,050	338,806
Loan receivables, net	4,437	6,878	942
Inventories	5,644,713	5,032,069	689,391

Total current assets	37,560,598	37,802,559	5,178,930

NON-CURRENT ASSETS
Property and equipment, net	16,882,100	18,292,771	2,506,099
Deposits for property and equipment	200,739	164,955	22,599
Land use rights, net	10,132,626	10,686,400	1,464,031
Intangible assets, net	332,821	327,844	44,914
Investment in equity method investees	2,155,561	2,002,043	274,279
Other investments	2,916,189	3,355,489	459,700
Other long-term assets	147,669	434,206	59,486
Goodwill	755,213	755,213	103,464
Deferred tax assets, net	685,017	681,029	93,301
Operating lease right-of-use assets	554,061	433,617	59,405

Total non-current assets	34,761,996	37,133,567	5,087,278

TOTAL ASSETS	72,322,594	74,936,126	10,266,208

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,425,576	2,399,629	328,748
Accounts payable	17,259,395	15,190,560	2,081,098
Advance from customers	1,689,881	2,035,184	278,819
Accrued expenses and other current liabilities	9,560,449	9,663,421	1,323,882
Amounts due to related parties	150,373	104,187	14,274
Deferred income	457,594	476,796	65,321
Operating lease liabilities	80,868	57,224	7,840

Total current liabilities	30,624,136	29,927,001	4,099,982

NON-CURRENT LIABILITIES
Deferred tax liability	692,492	783,863	107,389
Deferred income-non current	1,756,949	2,084,038	285,512
Operating lease liabilities	689,259	591,995	81,103

Total non-current liabilities	3,138,700	3,459,896	474,004

TOTAL LIABILITIES	33,762,836	33,386,897	4,573,986

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 98,877,929 and 100,640,510 shares issued, of which 92,900,247 and 86,982,144 shares were outstanding as of December 31, 2023 and December 31, 2024, respectively)	62	64	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	11	11	2
Treasury shares, at cost (5,977,682 and 13,028,013 Class A shares as of December 31, 2023 and December 31, 2024, respectively )	(3,624,763)	(7,042,759)	(964,854)
Additional paid-in capital	4,444,755	4,912,703	673,038
Retained earnings	36,836,928	42,906,188	5,878,124
Accumulated other comprehensive loss	(695,589)	(807,394)	(110,613)
Non-controlling interests	1,598,354	1,580,416	216,516

Total shareholders’ equity	38,559,758	41,549,229	5,692,222

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,322,594	74,936,126	10,266,208

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	3,668,279	2,851,228	390,618	9,104,135	9,173,253	1,256,730
Share-based compensation expenses	284,665	539,087	73,855	1,509,806	1,537,740	210,669

Non-GAAP income from operations	3,952,944	3,390,315	464,473	10,613,941	10,710,993	1,467,399

Net income attributable to Vipshop’s shareholders	2,952,147	2,446,679	335,195	8,116,624	7,739,935	1,060,366
Share-based compensation expenses	284,665	539,087	73,855	1,509,806	1,537,740	210,669
Impairment loss of investments	0	3,000	411	19,105	61,246	8,391
Investment loss (gain) and revaluation of investments excluding dividends	4,449	(72,130)	(9,882)	18,309	(147,651)	(20,228)
Reconciling items on the share of equity method investments (4)	27,502	101,478	13,902	7,606	31,753	4,350
Tax effects on non-GAAP adjustments	(70,495)	(44,446)	(6,089)	(161,580)	(190,476)	(26,095)

Non-GAAP net income attributable to Vipshop’s shareholders	3,198,268	2,973,668	407,392	9,509,870	9,032,547	1,237,453

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,441,659	102,688,899	102,688,899	110,695,778	106,074,914	106,074,914
—Diluted	110,380,505	104,300,280	104,300,280	112,552,398	107,855,806	107,855,806
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	29.49	28.96	3.97	85.91	85.15	11.67
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	28.97	28.51	3.91	84.49	83.75	11.47
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.90	5.79	0.79	17.18	17.03	2.33
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.79	5.70	0.78	16.90	16.75	2.29